	WINDSOR COAL COMPANY
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 26573
	FOR THE QUARTER ENDED JUNE 30, 2000



	CONTENTS

								Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                               2-3

Information Concerning Mine Operations and
  Capital Improvements                                         4

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        5

Statement of Cost of Operation                                 6

Analysis of Mining Plant in Service                            7

	WINDSOR COAL COMPANY
	STATEMENT OF INCOME
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)


							(in thousands)

OPERATING REVENUES                                         $14,180

COST OF OPERATION                                           12,377

OPERATING INCOME                                             1,803

NONOPERATING INCOME                                            316

INCOME BEFORE FEDERAL INCOME TAXES                           2,119

FEDERAL INCOME TAXES                                         2,115

NET INCOME                                                 $     4



	STATEMENT OF RETAINED EARNINGS
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)

							(in thousands)

BALANCE AT BEGINNING OF PERIOD                                $38

NET INCOME                                                      4

BALANCE AT END OF PERIOD                                      $42


The common stock of the Company is wholly owned by Ohio Power Company.

	WINDSOR COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)
							   June 30,
							     2000
							(in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,668
  Construction Work in Progress                                  70
	 Total Mining Plant                                  46,738
  Accumulated Depreciation and Amortization                  43,507

	 NET MINING PLANT                                     3,231

CURRENT ASSETS:
  Cash and Cash Equivalents                                      39
  Accounts Receivable:
    General                                                   2,770
    Affiliated Companies                                      1,276
  Advances to Affiliates                                     60,401
  Coal                                                           62
  Materials and Supplies                                      3,333
  Accrued Tax Benefit                                        16,122
  Other                                                         382

	 TOTAL CURRENT ASSETS                                84,385

DEFERRED INCOME TAXES                                        21,494

DEFERRED CHARGES                                                 59

	   TOTAL                                           $109,169

	WINDSOR COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)

							  June 30,
							    2000
						       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                             42

	 TOTAL SHAREHOLDER'S EQUITY                             42

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       30,097
  Mine Closure Costs                                        17,857
  Workers' Compensation Claims                              11,952
  Operating Reserves                                        25,271

	 TOTAL OTHER NONCURRENT LIABILITIES                 85,177

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,593
    Affiliated Companies                                       722
  Accrued Vacation Pay                                       1,082
  Workers' Compensation Claims                               5,948
  Other                                                      2,583

	 TOTAL CURRENT LIABILITIES                          11,928

REGULATORY LIABILITIES                                      12,022

	   TOTAL                                          $109,169

	WINDSOR COAL COMPANY
	INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED JUNE 30, 2000



MINE CLOSURE

The Company announced plans to discontinue mining operations effective April 30, 2000. Subsequently the Company revised the mine closing date to December 31, 2000. A provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999 and billed to Ohio Power Company under the coal supply agreement.

BLACK LUNG

	In April 2000, the Company recorded a $4.5 million provision for black lung expense. The amount provided was based on an actuarial valuation prepared as of January 1, 2000 which projected the amount of current black lung liabilities in excess of available trust funds.

MONEY POOL

	On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S.
domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

	The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At June 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

                WINDSOR COAL COMPANY
	CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
	FOR THE QUARTER ENDED JUNE 30, 2000
	(in thousands, except as noted)
                                                                                                      April through
													   June
													   2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
	    Common Stock                                                                                 $   -
	    Paid-in Capital                                                                                  -
	    Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573: 10.27% per annum, 2.5675% per quarter              .025675

       C. Earnings Allowable on Equity Investment
	    1. Current Quarter                                                                           $      4

	    2. Year-to-Date                                                                              $      9

       D. Net Income per Statement of Income                                                             $      4
	    Add: Interest Charges                                                                            -
	    Less: Nonoperating Income                                                                         316

       E. Applied Cost-of-Capital Billing Adder:
	    1. Current Quarter                                                                           $   (312)

	    2. Year-to-Date                                                                              $ (1,213)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 14,492

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (312)

       C. Cost Applicable to Current Quarter Coal Billings                                                 14,180
	    Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    6,276
	      Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  7,904

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                132,755

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $59.54

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

	WINDSOR COAL COMPANY
	STATEMENT OF COST OF OPERATION
	FOR THE QUARTER ENDED JUNE 30, 2000


						       (in thousands)

Direct Labor-UMW*                                          $   687
Indirect Labor-UMW*                                          1,642
Benefits-UMW*                                                6,665
Salaries and Benefits-Nonunion                               1,776
Operating Supplies                                             935
Repair Parts and Materials                                     897
Electricity and Other Utilities                                 89
Outside Services-Maintenance, Haulage and Reclamation        1,362
Taxes Other Than Federal Income Taxes**                      1,256
Rental of Equipment                                             10
Depreciation, Depletion and Amortization                    (1,063)
Royalties                                                      149
Mining Cost Normalization***                                (4,757)
Other Production Costs                                       2,633

Subtotal                                                    12,281

Transfers of Production Costs (to)/from Coal Inventory          96

	  Total                                            $12,377

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

	WINDSOR COAL COMPANY
	ANALYSIS OF MINING PLANT IN SERVICE
	AND RELATED ACCUMULATED PROVISIONS FOR
	DEPRECIATION AND AMORTIZATION

					     JUNE 30, 2000
							     Net
				      Gross  Accumulated  Carrying
				      Cost    Provisions   Amount
					      (in thousands)

	  Description

Surface Lands                        $   623    $  -       $  623

Mining Structures and Equipment       35,848     33,707     2,141

Coal Interests (net of depletion)        156       -          156

Mine Development Costs                10,041      9,800       241

    Total Mining Plant
      in Service                     $46,668    $43,507    $3,161


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